BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Phillips Petroleum Co


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy ofthe Schedule 13G with respect to the common stock of the abovereferenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer



Enclosures









            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No 6 )*
                                 ____

                   Phillips Petroleum Co
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.25)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         718507106
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 718507106                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor) and BT Securities Corporation 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company, and BT Securities Corporation are New York
  Corporations.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES       Bankers Trust Company       2,217,517 shares
               BT Securities Corporation       2,000 shares
                                           2,219,517 shares

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY      Bankers Trust Company               0 shares
               BT Securities Corporation           0 shares
                                                   0 shares

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING      Bankers Trust Company       4,085,567 shares
               BT Securities Corporation       2,000 shares
                                           4,087,567 shares

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust Company          27,209 shares
               BT Securities Corporation           0 shares
                                              27,209 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

               Bankers Trust Company       4,112,776 shares
               BT Securities Corporation       2,000 shares
                                           4,114,776 shares
CUSIP No. 718507106                     Page 3 of 8 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company       1.6%
               BT Securities Corporation   0.0%
                                           1.6%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities Corporation - BD
CUSIP No. 718507106                     Page 4 of 8 Pages


              DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION, BANKERS TRUST COMPANY (THE  BANK ), (AS
TRUSTEE FOR VARIOUS TRUSTS AND EMPLOYEE BENEFIT PLANS
AND INVESTMENT ADVISOR) AND BT SECURITIES CORPORATION
IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES
AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE
BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM
4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Phillips Petroleum Co

Item 1(b)    ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

             Phillips Building
             Bartlesville, OK  74004

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its wholly-owned subsidiaries, Bankers Trust
Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor) and BT Securities Corporation.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation, Bankers
Trust Company, (as Trustee for various
trusts, and employee benefit plans, and
investment advisor), and BT Securities
Corporation are corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.25) of Phillips
Petroleum Co, a Delaware corporation.


CUSIP No. 718507106                     Page 5 of 8 Pages


Item 2(e)    CUSIP NUMBER:

             718507106


Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

             For BT Securities Corporation

      (a)    [X] Broker or dealer registered under Section
15 of the Act

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

               As of December 31, 1995

       (i)     Bankers Trust Company       4,112,776 shares
               BT Securities Corporation       2,000 shares
                                           4,114,776 shares


      (ii)  Bankers Trust Company was also the record owner
of 52,770,189 shares held by the Bank as
Trustee of the Phillips Petroleum Co. LTSSP and
Thrift Savings Plans (the  Plan ) with respect            to
which the bank disclaims beneficial
ownership.


           The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all
stockholders  meetings.  The Department of
Labor has expressed the view that, under
certain circumstances, ERISA may require the
Trustee to vote shares which are not allocated            to
participants  accounts and unvoted shares.           Since,
in the view of the Bank and Bankers
Trust New York Corporation, such voting power
 CUSIP No. 718507106                     Page 6 of 8 Pages


is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York
Corporation hereby disclaim beneficial
             ownership of such securities.

      (b)  PERCENT OF CLASS:

             The common stock described in Item 4(a) above as to which Bankers Trust New York
Corporation, Bankers Trust Company and BT
Securities Corporation acknowledges
beneficial ownership constitutes of the
following:

               Bankers Trust Company       1.6%
               BT Securities Corporation   0.0%
                                           1.6%

             The Common Stock as to which Bankers Trust
               New York Corporation, Bankers Trust Company and BT Securities Corporation disclaims beneficial ownership constitutes 20.1% of the Issuer s outstanding Common Stock.

      (c)  Number of shares as to which the Bank has:
      (i)  sole power to vote or to direct the
             vote -
               Bankers Trust Company       2,217,517 shares
               BT Securities Corporation       2,000 shares
                                           2,219,517 shares


     (ii)  shared power to vote or to direct the
              vote -
               Bankers Trust Company               0 shares
               BT Securities Corporation           0 shares
                                                   0 shares

    (iii)  sole power to dispose or to direct the
             disposition of -
               Bankers Trust Company       4,085,567 shares
               BT Securities Corporation       2,000 shares
                                           4,087,567 shares

     (iv)  shared power to dispose or to direct the
             disposition of -
               Bankers Trust Company          27,209 shares
               BT Securities Corporation           0 shares
                                              27,209 shares
CUSIP No. 718507106                     Page 7 of 8 Pages


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             [ ]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

CUSIP No. 718507106                     Page 8 of 8 Pages


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: BT Securities Corporation


By:           /s/John Hardt
Name:            John Hardt

Title:           Secretary
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Securities
Corporation  is shown below:


             Bankers Trust New York Corporation

                              |
   ________________________________________________
     |                                            |
     |                                            |
Bankers Trust Company          BT Securities Corporation